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                   SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                 ADDITIONAL PROTECTION BENEFIT RIDER (APB RIDER)

THIS RIDER IS SCHEDULED IN SECTION 1 OF THE CERTIFICATE AS A SUPPLEMENTAL BENEFIT. IT IS PART OF AND SUBJECT TO THE OTHER TERMS AND CONDITIONS OF THE CERTIFICATE. IF THIS RIDER IS ADDED AFTER THE CERTIFICATE IS IN FORCE, ITS EFFECTIVE DATE WILL BE STATED IN THE FORM WHICH ADDS IT TO THE CERTIFICATE.

BENEFIT
If the death of the Insured occurs while this rider is in force, the amount of added insurance provided by this rider (the APB Death Benefit) will be due. We will make payment when We receive Due Proof of that death.

MONTHLY RIDER COST
The monthly rider cost for this rider is part of the Monthly Cost of Insurance described in the Account Value section of the Certificate. The monthly rider cost of insurance rate is based on the sex (non-unisex certificate), Issue Age and Class of the Insured and on the length of time the Certificate has been in force. The monthly rider cost of insurance rates will be determined by Us from time to time based on Our expectations of future interest, mortality experience, persistency, expenses and taxes. However, the monthly rider cost of insurance rates will not be greater than the rates shown in Section 2a of the Certificate.

The monthly rider cost equals the monthly rider cost of insurance rate multiplied by the amount of the APB Death Benefit divided by 1000.

APB DEATH BENEFIT
The APB Death Benefit for any Certificate Year is the greater of zero or the result of (a) minus (b) where

(a) is the APB rider face amount for that Certificate Year. The APB rider face amount is shown in Section 1 of the Certificate, and
(b) is the excess, if any, of the death benefit as described in the Death Benefit section of the Certificate exclusive of any benefits provided by riders over
     1. the Specified Face Amount if the Certificate's death benefit option is Option A, or
     2. the Specified Face Amount plus the Account Value if the Certificate's death benefit option is Option B.

Subject to Our approval, and not more than once each Certificate Year, You may change the APB rider face amount by written request to Our Service Center. We must have satisfactory evidence of the Insured's insurability before an increase can take effect. Unless You specify otherwise, a requested increase in the Certificate's Total Face Amount shown in Section 1 of the Certificate will consist only of an increase in the APB rider face amount.

A decrease in the APB rider face amount may not decrease the Certificate's Total Face Amount shown in Section 1 of the Certificate to an amount less than the Minimum Specified Face Amount shown in Section 1 of the Certificate. A decrease will be applied to the original APB rider face amount and to each increase in APB rider face amount in the following order:
     1.  first, the most recent increase,
     2.  second, the next most recent increases successively, and
     3.  finally, the original APB rider face amount.

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TERMINATION
This rider will terminate on the earliest of the following date:
     1.  receipt of Your written request for termination,
     2.  lapse of the Certificate because of insufficient value,
     3.  termination of the Certificate.